Exhibit 99.1

NewsRelease

TransCanada to Present at CIBC World Markets Whistler Institutional Investor Conference

CALGARY, Alberta – January 20, 2010 – Russ Girling, Chief Operating Officer for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting at the CIBC World Markets Whistler Institutional Investor Conference in Whistler, British Columbia on Thursday, January 21, 2010 at approximately 11:10 a.m. PST.

A link to the web cast and a copy of the presentation will be available under conference calls and presentations in the Investor Relations section of TransCanada’s website.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 370 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,800 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Media Enquiries:	Cecily Dobson/Terry Cunha	(403) 920-7859 (800) 608-7859
Investor & Analyst Enquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522